Exhibit 4.31

DESCRIPTION OF DISCOVERY’S SECURITIES REGISTRERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 27, 2020, the securities of Discovery, Inc. (“Discovery”) that are registered under Section 12 of the Securities Exchange Act of 1934 are Series A common stock, Series B common stock and Series C common stock (“Discovery common stock”).
The following description of the material terms of Discovery common stock is a summary, does not purport to be complete and is qualified in its entirety by reference to Discovery’s charter and Discovery’s bylaws (which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part), and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).
General
Discovery’s authorized capital stock consists of 1,700,000,000 shares of Discovery Series A common stock, 100,000,000 shares of Discovery Series B common stock, 2,000,000,000 shares of Discovery Series C common stock and 50,000,000 shares of blank check preferred stock. Discovery currently has issued and outstanding Series A-1 preferred stock and Series C-1 preferred stock. Discovery’s preferred stock is not registered under Section 12 of the Securities Exchange Act of 1934. All issued and outstanding shares of Discovery common stock are duly authorized, validly issued, fully paid and nonassessable. The holders of Discovery Series A common stock, Discovery Series B common stock and Discovery Series C common stock have equal rights, powers and privileges, except as otherwise described below.
Voting Rights
The holders of Discovery Series A common stock are entitled to one vote for each share held, and the holders of Discovery Series B common stock are entitled to ten votes for each share held, on all matters voted on by stockholders, including elections of directors (other than the directors to be elected by the holders of Discovery Series A-1 preferred stock). The holders of Discovery Series C common stock are not entitled to any voting powers, except as required under the DGCL. If the vote or consent of holders of Discovery Series C common stock is required for a matter under the DGCL, the holders of Discovery Series C common stock will be entitled to 1/100th of a vote for each share held.

Subject to any preferential rights of holders of Discovery Series A-1 preferred stock and any other outstanding series of preferred stock created by the Discovery board from time to time, the holders of outstanding shares of Discovery Series A common stock, Discovery Series B common stock, Discovery Series A-1 preferred stock, and each series of any other preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by Discovery stockholders (excluding, with respect to the holders of Discovery Series A-1 preferred stock, the election of the directors to be elected by the holders of Discovery common stock). In addition, the consent of holders of 75% of the then-outstanding shares of Discovery Series B common stock, voting together as a separate class, is required for any issuance of shares of Discovery Series B common stock by Discovery (except in limited circumstances). Subject to the rights of the holders of certain series of preferred stock, the affirmative vote of the holders of at least 80% of the total voting power of the then outstanding voting securities is required in order for Discovery to take certain action, including: (a) the amendment of Discovery’s charter or bylaws, (b) a merger or consolidation involving Discovery, (c) the sale, lease or exchange of all, or substantially all, of the assets of Discovery, or (d) the dissolution of Discovery; provided in the case of (b), (c) and (d), however, that this voting requirement does not apply if at least 75% of the members of the Board of Directors then in office have approved such action.
Classification of the Board
Discovery’s board of directors (the “Board”) is comprised of Common Stock Directors and Preferred Stock Directors. The Common Stock Directors are divided into three classes: Class I, Class II and Class III. The Preferred Stock Directors are not classified. Neither Discovery’s charter nor bylaws provide for cumulative voting rights in the election of directors. The classification of the Board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the company.
Dividends
Subject to any preferential rights of any outstanding series of preferred stock created by the Board from time to time, the holders of Discovery common stock are entitled to such dividends as may be declared from time to time by the Board from funds available therefor. Except in the event of distributions made in shares of Discovery common stock, whenever a dividend is paid to the holders of one series of Discovery common stock, Discovery will also pay to the holders of the other series of Discovery common stock an equal per share dividend. The provisions related to distributions made in shares of Discovery common stock are structured to ensure that all holders of Discovery common stock are treated equally in a distribution, while protecting the relative voting rights associated with each of the shares of Discovery Series A common stock and Discovery Series B common stock.
Conversion
Each share of Discovery Series B common stock is convertible, at the option of the holder, into one share of Discovery Series A common stock. Discovery Series A common stock and Discovery Series C common stock are not convertible.

Liquidation and Dissolution
In the event of Discovery’s liquidation, dissolution and winding up, after payment or provision for payment of Discovery’s debts and liabilities and subject to the prior payment in full of any preferential amounts to which the holders of preferred stock may be entitled including the liquidation preference granted to holders of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock, the holders of Discovery Series A common stock, Discovery Series B common stock, Discovery Series C common stock, Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock will share equally, on a share for share basis (and in case of holders of Discovery Series A-1 preferred stock and Discovery Series C-1 preferred stock, on an as converted to common stock basis), in Discovery’s assets remaining for distribution to the holders of Discovery’s common stock.
Extraordinary Corporate Transactions
Discovery may not undertake certain extraordinary corporate transactions without the consent of the holders of a majority of the outstanding shares of the Series A-1 preferred stock. Such extraordinary corporate transactions include fundamental changes in Discovery’s business, major acquisitions and dispositions, public offerings of securities, the merger, consolidation or other business combination by Discovery into or with any other entity (other than any transaction involving only Discovery and/or one or more of its subsidiaries), the sale of substantially all of its assets, or liquidation. Subject to the rights of the holders of preferred stock, the affirmative vote of the holders of at least 80% of the total voting power of the then outstanding voting securities may also be required in order for Discovery to undertake certain of the foregoing extraordinary corporate transactions; provided, however, that this voting requirement does not apply if at least 75% of the members of the Board then in office have approved such action.
Other Rights
Shares of Discovery common stock do not have any redemption provisions, preemption rights, liability for further calls or assessment by the Company, sinking fund provisions, restrictions on alienability or any provision discriminating against any existing or prospective holder of Discovery common stock as a result of such holder owning a substantial amount of such stock.